UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2000

Golden Ocean Group Limited

(Translation of registrant's name into English)

P.O. Box 265, Suite 6, Tower Hill House, Le Bordage, St. Peter Port, GY1 3QU Channel Islands

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F__X__ Form 40-F_____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes_____ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________________________.]

On January 14, 2000, Golden Ocean Group Limited, Golden Ocean Tankers Limited, and Channel Rose Holdings Inc. (collectively the "Debtors"), each filed petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (Case nos. 00-99, 00-100 and 00-101). The Debtors' cases have been consolidated for the purpose of joint administration and have been assigned to Judge Sue L. Robinson. In accordance with the Bankruptcy Code the above-named Debtors were continued in the operation, possession and control of their businesses and properties as Debtors-in-Possession. At hearings held on January 14, 2000, the Court entered first day orders granting, among other things, the Debtors' authority to continue to utilize the management services of an affiliated entity.

On January 14, 2000, Golden Ocean Group Limited (the "Company") also announced it had reached an agreement in principle with representatives of holders of approximately 40% of its outstanding 10% Senior Notes due 2001 (the "Notes") on the terms of an overall restructuring of the Company's capital structure. The specific terms of the agreement in principle are reflected in a restructuring term sheet, agreed to January 13, 2000, a copy of which is attached hereto. Implementation of the agreement in principle is subject to appropriate documentation, including a Chapter 11 plan of reorganization, and approval by the Bankruptcy Court, among other things.

Exhibits

1.0. Term Sheet for Restructuring Golden Ocean Group Limited's 10% Senior Notes, dated January 13, 2000.

Exhibit 1.0

TERM SHEET FOR RESTRUCTURING GOLDEN OCEAN GROUP

LIMITED 10% SENIOR NOTES

The Steering Committee of the Ad Hoc Committee of Holders (the "Committee") of Golden Ocean Group Limited 10% Senior Notes due 2001 (the "Notes") and Golden Ocean Group Limited (the "Company") have reached an understanding in principle to restructure the Notes. This Term Sheet is not binding on the Committee or the Company, and is subject to detailed negotiations, confirmation of tax implications, definitive agreement and documentation and other various contingencies some of which are outlined herein. Subject to the foregoing, the Committee supports the basic elements of the proposal outlined below and recommends that holders of the Notes support the restructuring. The basic elements of the restructuring are:

Process:

1. Upon telephonic confirmation by counsel to the Committee to counsel to the Company of the Committee's intention to vote in favor of a plan of reorganization containing the terms and conditions for a restructuring of the Notes substantially the same as outlined in this Term Sheet, the Company and its wholly-owned subsidiaries, Channel Rose Holdings Inc. and Golden Ocean Tankers Limited, will file a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware and will disclose the terms set forth in this Term Sheet in such petition.

2. Economic Terms for Holders:

(a) The Notes shall be exchanged for notes to be issued in April 2000 in the amount of $100 million, zero coupon accreting at 10% until April 2003 (the "New Notes"). The New Notes will convert to cash pay in October 2003, and will mature in April 2005. These dates will be subject to adjustment depending on the timing of the proceeding.

(b) The New Notes will be guaranteed by the companies which are (i) guarantors of the Notes; and (ii) parties to shipbuilding contracts dated June 19, 1998.

(c) The Company will issue common shares. 88% of the common shares shall be issued to holders of the Notes. The remaining 12% of the common shares will be issued as follows: 5% to Fred W.Y. Cheng as set forth below, and 7% on a vesting schedule to be agreed to Robert J. Knutzen. Mr. Knutzen's interest will not be transferable except among management.

(d) The Company will register both the New Notes and common shares and use its best efforts to have both trade on recognized exchanges.

(e) The holders of the New Notes will receive a pledge of the stock of Channel Rose Holdings Inc. and Golden Ocean Tankers Limited, subject to release upon payment of the New Notes.

(f) The New Note indenture will contain covenants limiting asset dispositions, merger or consolidations, financings, new shipbuilding, inter-company transactions, related party transactions, and other material transactions without holder consent.

(g) The Note holders will retain Chase Securities Inc. as financial consultant to monitor the Company on their behalf. The financial consultant will make monthly reports until all of the newbuildings are delivered; thereafter reports will be prepared on a quarterly basis.

(h) Robert Knutzen and Tony Allen will be retained on three-year term management contracts at current rate salaries of $325K and $280K, respectively. Remaining terms of their employment to be determined.

(i) The Company shall pay all the professional fees of the Committee. The Company will also bring all professional fees current prior to filing of the bankruptcy petition and will provide in the plan of reorganization for payment of the Committee's fees through the confirmation process. The Company will not engage any financial advisor without holder consent.

Points Involving Fred W.Y. Cheng, the Company, Golden Ocean Limited ("GOL") and GOL's shareholders (GOL and its shareholders collectively, the "Shareholders").

    Effective immediately following the meeting of the Company's Board of Directors which approves the Company's voluntary commencement of a Chapter 11 proceeding, Mr. Cheng shall resign as an officer and director of the Company. The Company and Mr. Cheng shall mutually terminate Mr. Cheng's Employment Agreement. Mr. Cheng shall be released from all obligations thereunder, including his covenant not to compete, except that Mr. Cheng shall not be entitled to compete with the Company with respect to acquisition of six vessels that remain to be delivered to the Company, to wit: four (one ordered plus three option vessels) to be manufactured by Hitachi Zosen, and two by Kawasaki Heavy Industries. The Company shall not seek recovery from Mr. Cheng of his attorneys fees and expenses advanced by it in connection with the negotiation of this Term Sheet.

The Committee will support and recommend a Plan of Reorganization containing the following terms:

    Mr. Cheng shall receive an equity interest in the Company equal to 5% of the restructured equity. For a period of two years following confirmation of the plan, these shares will be non-transferable except to the Company; provided, however, that Mr. Cheng may transfer such shares as collateral for a loan with the consent of the Company which shall not be unreasonably withheld. However, this equity interest shall be held in escrow to secure Mr. Cheng's remaining non-compete obligations with respect to the vessels that the Company currently has on order and shall be released when they expire.
    Mr. Cheng shall be entitled to compensation in the amount of $350,000 which shall be payable when the Company has a cash balance of $15 million.
    The Shareholders shall relinquish $5 million in 10% Golden Ocean Senior Notes.
    All loans owing to the Shareholders will be cancelled.
    Upon confirmation of a Chapter 11 Plan, Mr. Cheng, the Shareholders and the Company will execute mutual releases provided that there is an acceptable representation by the Company's management and Board that they are unaware of acts which could give rise to liability arising from willful wrongdoing or misconduct, supported by the report of an independent body, to be rendered as promptly as practicable, confirming that it has found no evidence of such acts. Mr. Cheng will make appropriate financial disclosure to the Note holders in a form reasonably acceptable to them. The Company will agree to indemnify Mr. Cheng from liability provided, however, it will not agree to indemnify Mr. Cheng from liability arising from willful wrongdoing or misconduct. Senior Note holders who vote in favor of the Plan shall thereby release Mr. Cheng and the Shareholders. If (a) the Board and Management cannot issue such representation due to knowledge of acts which could give rise to liability arising from willful wrongdoing or misconduct or (b) the report of the independent body finds evidence of such acts, or (c) Mr. Cheng fails to make such financial disclosure, the Company may proceed with a Plan which does not provide for such release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Ocean Group Limited

(registrant)

Date: January 19, 2000 By: /s/ Robert J. Knutzen
Robert J. Knutzen

Chief Executive Officer

03146.001 #146146